

November 3, 2010

Michael P. Ryan
Chief Executive Officer
American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, Indiana

Re: **American Commercial Lines Inc.**
        Preliminary Proxy Statement on Schedule 14A
        Filed October 22, 2010

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated October 27, 2010 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment two, and we reissue in part. We note that the acquiror may convert employee options and restricted stock units into those of Parent. To the extent that the consideration offered to security holders may consist of a combination of cash and securities exempt from registration under the Securities Act of 1933, please revise to provide the information for the acquiring company pursuant to Instruction 3 to Item 14 of Schedule 14A. Alternatively please provide us your analysis as to why you are not required to do so.

2. We note the representation in your letter that financing for the merger is assured for purposes of Instruction 2(a) to Item 14 of Schedule 14A. Please revise your proxy statement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Lillian Tsu, Esq.
        Fax: (212) 918-3100